SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 14, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia (no Brasil)
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Brasil Telecom

Resultados do 3° Trimestre de 2005

Divulgação de Resultado

Data: 21 de outubro de 2005 (sexta-feira)
Horário: Antes da abertura da Bovespa e da NYSE

Teleconferência Nacional (em português)

Participarão desta teleconferência Ricardo Knoepfelmacher (Presidente), Charles Putz (Diretor Financeiro e de Relações com Investidores) e o time de RI. A teleconferência será  conduzida em português.

Data: 24 de outubro de 2005 (segunda-feira)

Horário:  10h00min horário de Brasília

Acesso:
Participantes que ligam do Brasil: (11) 4613-0501
Participantes que ligam do Exterior: (5511) 4613-4525
Senha para os participantes: 472

Favor ligar até 10 minutos antes do início da teleconferência.

Essa teleconferência será transmitida simultaneamente via webcast, cujo link de acesso estará disponível no website da Companhia, na seção de Relações com Investidores (www.brasiltelecom.com.br/ri/).

Se não for possível a sua participação, o replay da teleconferência estará disponível das 12h00  (horário de Brasília) do dia 24 de outubro de 2005 (segunda-feira) até 12h00 (horário de Brasília) do dia 01 de novembro de 2005 (terça-feira). O acesso poderá ser feito pelo telefone (11)4613-4532 (código de acesso 472).

Para fazer download da Divulgação de Resultados e da  gravação da teleconferência, acesse nossa página na Internet: www.brasiltelecom.com.br/ri/

Para informações adicionais, entre em contato com: ri@brasiltelecom.com.br

Third Quarter 2005 Results

Earnings Release

Date: October 21, 2005 (Friday)
Time: Before the opening of NYSE and Bovespa

Conference Call (in English)

The conference call will be hosted by Ricardo Knoepfelmacher (CEO), Charles Putz (CFO and Investor Relations Officer) and the IR Team, and will be conducted in English.

Date: October 24, 2005 (Monday)

Time:  12:00 p.m. New York time
           04:00 p.m. London time

Connection numbers:
Participants in USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Participants in Brazil: (11) 4613-0502
Access Code: 380

Please dial in 10 minutes prior to the start of the call.

This conference call will be simultaneously transmitted via webcast. The access link will be found at the Company’s website,  at the Investor Relations  section (www.brasiltelecom.com.br/ir/).

If you cannot participate, a replay of the conference call will be available from 02:00 p.m. (New York time) of October 24, 2005 (Monday) to 02:00 p.m. (New York time) of November 1, 2005  (Thursday). You can access the replay by dialing (5511) 4613-4532 (access code 380).

To download the Earnings Release and an audio recording of the conference call, please access our website: www.brasiltelecom.com.br/ir/

For further information please contact: ri@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer